

July 15, 2011

Via Email
Mr. Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

> **Re:** **People's United Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-33326**

Dear Mr. Walters,

We have reviewed your response dated June 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Loan Losses, page 27

1. We note your response to comment two of our letter dated June 6, 2011 with respect to your calculation of the allowance for loan losses ("ALLL") for residential mortgage and home equity portfolios. Please address the following:

- Please revise your disclosure in future filings to clarify the actual look-back period used for determining your historical loss rates for these portfolios. For example, your proposed disclosures currently state that in establishing the ALLL for residential mortgage loans you principally consider historical portfolio loss experience for the most recent three and five-year periods. However, you go on to say that the baseline reserve factor for this portfolio represent's the net charge-off rate for only the preceding fiscal year. Therefore, it is unclear as to whether you use a one-year or three- to five-year look-back period;

- Given that you apply different reserve factors depending on whether loans are classified as high, moderate or low risk, please revise your future filings to clearly disclose how the risk classifications are determined;

- We note that loans classified as high risk are assigned a reserve factor equal to two times the baseline factor while loans classified as low risk are assigned a risk factor equal to one-third of the baseline factor. Please tell us how you determined these respective reserve factor multiples and what type of analysis you perform on an ongoing basis to substantiate the appropriateness of such multiples; and

- Discuss in further detail how the qualitative factor is reflected in your overall allowance. For example, clarify whether the historical charge-off period data is adjusted (either periods or amounts) or if an amount is just layered in or removed over the top. Additionally, in future filings you should disclose whether the qualitative adjustment is positive or negative, and explain at least directionally how the amount has changed from period to period.

Residential Mortgage Lending, page 60

2.	We note your response to comment five of our letter dated June 6, 2011. Please address the following:

- Your response indicates that lien position data was not historically captured in your loan servicing systems prior to new originations beginning in January 2011. Please clarify whether this means that for home equity and second mortgage originations prior to January 2011, not only are you not able to track delinquency and default data for first liens held by third parties, but you also are not able to determine whether you in fact also hold the first lien;

- Please tell us and revise your future filings to explain how you take into account the lack of available information with respect to the performance of the first lien in your determination of your allowance for loan losses for your home equity and second mortgage portfolio;

- In future filings, include a discussion of how your HELOCs work as well as the fact that you are experiencing higher delinquency statistics for those loans that have converted to amortizing, consistent with the information contained in the last two bullets of your response;

- In situations where you have been notified that the holder of a superior lien has commenced foreclosure action, tell us how often your second lien position was reflected as current and performing. Additionally, tell us whether in these situations you typically record an immediate increase in the allowance since the loan was not previously reserved for as it appeared current; and

- Include a risk factor or other disclosure in your future filings addressing the risks in these portfolios, including how the lack of available information on the performance of first liens could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks

Notes to Consolidated Financial Statements

Note 6 – Goodwill and Other Acquisition-Related Intangibles, page F-38

3. We note your response to comment 18 of our letter dated June 6, 2011 regarding the reassessment of your trade name intangible. Please respond to the following:

- Please provide us with additional information regarding the determination of a 20 year remaining useful life. Specifically, tell us how your analysis considered the prevalence of bank deals of all sizes that result in re-branding in developing this useful life;

- Tell us how you differentiated between brand awareness as compared to brand value in determining that a 20 year useful life was appropriate;

- Tell us in more detail how you concluded that each of the six brands had such long enduring value given that you decided to re-brand so soon after the purchase of the business;

- Tell us in more detail how your accelerated method of amortization for the trade names works. Your response should also include how much amortization expense you expect to recognize in each year over the remaining useful life. Also, explain in detail why you believe that an annual increase in projected cash flows for each period, as used in the determination of fair value, is consistent with utilizing an accelerated method of amortization;

- Tell us in more detail how you concluded that a defensive intangible asset would have such a long useful life. Please provide any precedent supporting your methodology;

- Tell us in more detail why you believe that your royalty rate and continued revenue growth as utilized in the model is appropriate in light of the nature of the intangible asset (defensive) and this particular group of trade names; and

- Tell us why you believe it is appropriate to utilize uniform assumptions with respect to your royalty rate, discount rate and terminal growth rate for each of your trade names. Please explain in detail why you believe such across the board application is appropriate.

Note 22 – Business Segment Information, page F-77

4.   We note your response to comment 21 of our letter dated June 6, 2011. In your response you explain that segmental provision is based on a five-year rolling average net charge-off rate in order to present a level of portfolio credit cost that is representative of your historical experience without presenting the potential volatility from year-to-year changes in credit conditions. You further explain that this method of allocation permits you to more effectively assess the longer-term profitability of a business segment. Please revise your future filings to disclose this information. Please also highlight the fact that this method of allocation may result in a measure of segment provision that does not reflect actual incurred losses in periods presented.

You may contact me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant